EXHIBIT 12.1

AMERICAN EXPRESS CREDIT CORPORATION

COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six Months Ended June 30, 2013	Years Ended December 31,
		2012	2011	2010	2009	2008
Earnings:
Net income	$277	$339	$397	$348	$362	$ 864
Income tax (benefit) provision	(86)	(51)	(48)	(24)	8	132
Interest expense	325	749	707	598	629	1,618

Total earnings	$516	$1,037	$1,056	$922	$999	$ 2,614

Fixed charges — Interest expense	$325	$749	$707	$598	$629	$ 1,618

Ratio of earnings to fixed charges	1.59	1.38	1.49	1.54	1.59	1.62